Subject: Investment updates | Legal Finance
PH: Legal finance investments typically move independently of stocks and bonds. Learn more about how some of our Funds are performing

An inside look at some of our Legal Finance investments

Relying generally on the outcomes of legal matters instead of market trends, see how these funds are performing for investors amidst the current volatile market backdrop.

FUND NAME	Legal Finance Fund I		
OFFERING IMAGE			
PERFORMANCE STATUS	Performing as Projected		
FUND DESCRIPTION	Provides exposure to a diversified mix of legal finance transactions.		
TARGET TERM	TARGET RETURN[1]	TARGET REALIZED (only if fully paid)	PAYMENT SCHEDULE
January ▾ 2025	11-13%		Event Based ▾
UPDATE	- Another case has obtained a large judgement and the Originator is contemplating selling its position for 4x to 5x the initial investment. - The cases are largely performing at or ahead of expectations with meaningful milestones being met. - The Law Firm Loan has been fully repaid in advance of its February 2023 maturity.		
LINK	https://cdn2.yieldstreet.com/wp-content/uploads/2022/08/15113613/Legal-Finance-Fund-I-Q2-2022.pptx.pdf		

FUND NAME	Legal Finance Fund II		
IMAGE			
PERFORMANCE STATUS	Performing as Projected		
FUND DESCRIPTION	The Fund offers exposure across multiple investments in legal finance.		
TARGET TERM	TARGET RETURN[1]	TARGET REALIZED (only if fully paid)	PAYMENT SCHEDULE

June ▾ 2027	12-15%		Event Based ▾
UPDATE	- The Law Firm Loan has now been fully repaid in advance of its February 2023 maturity. - The Antitrust Case is progressing in its pre-trial stages and the law firm is effectively growing the group of claimants, increasing potential damages, which is expected to increase the final payout. - Litigation has commenced in the Appraisal Litigation deal after the transaction closed, the merger has been renegotiated to a lower closing price.		
LINK	https://cdn2.yieldstreet.com/wp-content/uploads/2022/08/15113650/Legal-Finance-Fund-II-Q2-2022.pptx.pdf		

Similar open offerings

If you're looking to allocate capital to investments that move more independently of the stock and bond markets, you may consider the following options.

Legal Finance	Multi-asset class fund
Legal Finance Fund V	**Yieldstreet Prism Fund**
Invest in a diversified pool of legal assets managed by Contingency Capital.	Enhance the income of your portfolio with a diversified private markets fund.
Target net ann. return [1]: **13-16%**	Ann. distribution rate[2]: **8%**
Litigation is resolved by way of adjudication, settlement or dismissal and these outcomes have no bearing on, or influence from, market volatility.	The Fund's allocation to private markets have resulted in a -.10 correlation to U.S. equities since inception.
View this offering	**View this offering**

Past performance is not indicative of future results.

Investors should carefully consider the investment objectives, risks, charges and expenses of the Yieldstreet Prism Fund before investing. The prospectus for the Yieldstreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska and South Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska and South Dakota.

[1]**Target Yield/Return Disclaimer**

Target returns are based on an analysis performed by Yieldstreet of the potential inflows and outflows related to the transactions in which the strategy or fund has engaged and/or is anticipated to engage in over the estimated term of the fund. There is no guarantee that targeted interest or returns will be realized or achieved or that an investment will be successful. Actual performance may deviate from these expectations materially, including due to market or economic factors, portfolio management decisions, modeling error, or other reasons. Target returns are not referenced to past performance, not guaranteed and realized results may differ. Target returns are offered as opinion and are not referenced to past performance. Target returns are not guaranteed and results may differ materially.

[2] Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.